07022013

RECEIVED
2007 MAR 22 A 10:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TomTom®

SUPPL

TomTom HOME Hits One Million Users – the world's largest Satellite Navigation Community!

Customers See TomTom HOME As An Invaluable Tool To Keep Their TomTom Updated

14 March 2007, Amsterdam: TomTom, the world's largest portable navigation solution provider today announces that more than one million users across the world have accessed and registered for TomTom HOME, TomTom's free software that enables TomTom users to future proof and personalize their devices. Via easy desktop access, any TomTom customer can update maps, download the latest application, celebrity voices and more.

Jaume Baratech from Spain became the one millionth registered user when he downloaded TomTom HOME and connected his TomTom ONE. In recognition of this milestone, Jaume will receive a TomTom GO 910 and a full year free subscription to all of the TomTom PLUS services. In addition, TomTom will make a donation to the Spanish Red Cross in Jaume's name.

"The success of TomTom HOME underscores the aftermarket potential for maps, content and services," said Harold Goddijn, chief executive officer, TomTom. "Since its introduction last year, TomTom users from all over the world have shown great enthusiasm for TomTom HOME - the industry's first and most complete application to keep TomTom devices always up to date and personalized in an easy and smart way."

Announced in March 2006, TomTom HOME embodies TomTom's focus on technology, innovation and ease of use. TomTom HOME is the industry's first computer software that keeps navigation devices future proof, gives access to an increasing range of content and services and allows customers to further personalize their navigation devices.

TomTom HOME allows TomTom customers to:

- Update their TomTom with TomTom's latest software and services automatically and for free
- Easily buy and install the latest maps and European safety cameras
- Download celebrity and character voices
- Pre-plan trip itineraries
- Receive free traffic alerts on your computer

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

With an intuitive user interface and design to ensure that updates and services can be obtained in the click of a few buttons, TomTom HOME is incredibly easy to use. Featuring the industry's best collection of maps, content and services TomTom HOME offers a source

of information not available anywhere else. TomTom HOME is easy to access and compatible with all new products or can be downloaded from http://www.tomtom.com/home.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

END